February 22, 2021

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kathryn Jacobson Robert Littlepage
Re:	Guidewire Software, Inc. Responses to Letter dated February 16, 2021 Form 10-K for the Year Ended July 31, 2020 File No. 001-35394

Ladies and Gentlemen:
Guidewire Software, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 16, 2021, with respect to the Company’s Form 10-K for the year ended July 31, 2020.
For ease of review, we have set forth below the Staff’s comment in bold type followed by the Company’s responses thereto.
Form 10-K for the Year Ended July 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation Critical Accounting Policies and Estimates
Revenue, page 87

1.We note on page 87 that term license revenue increased due to a new term license and multi-year renewal deals. We also understand from your most recent earnings call that a lot of your term license deals have “committed cloud pricing” in them. Please explain how a committed cloud pricing works and whether it could be deemed a material right. Refer to ASC 606-10-55-42 through 45.

Response:
Guidewire sells core transactional systems of record that support the entire insurance lifecycle, including insurance product definition, distribution, underwriting, policyholder services, and claims management. Many of our products can be purchased through an on-premise, term license model or through a cloud-deployed subscription services model.

As of the date of this letter, we have not made any promises to our customers who have entered into term license contracts for future committed cloud pricing.

The comments made during our most recent earnings call were referencing our sales pipeline. During new sales negotiations with our customers and potential customers, we may discuss pricing for both term license and subscription services to enable our customers to make informed decisions about which product or service they would like to purchase. Recently, we have observed that, during new sales negotiations focused on on-premise products, customers and prospects may consider a potential future migration from term license to cloud-based, subscription services. We anticipate that customers may request future committed cloud pricing prior to entering into, or in conjunction with entering into, a term license arrangement, but we have not made any such commitments or promises at this time.

If, in the future, we do make promises to our customers for committed cloud pricing for a migration to subscription services in a term license agreement, we will evaluate whether it represents a material right and account for it accordingly. Additionally, at the time such material rights become material to our consolidated financial statements, we will update our disclosures around our revenue recognition accounting policies in Note 1 to our consolidated financial statements to discuss the relevant accounting policies.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 415.216.9391 or by email at jcooper@guidewire.com with any questions or comments regarding this correspondence.

Very truly yours,
/s/ JEFF COOPER
Jeff Cooper Chief Financial Officer Guidewire Software, Inc.
cc:	Rick Kline, Latham & Watkins LLP Sarah Axtell, Latham & Watkins LLP

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